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Dea Wilson

Founder @ Lifograph - The Wiki of People - Discover 1.2M connections | Board Member at Ferrari Club of America - Pacific

Campbell, California · See 500+ connections · **See contact info**

 **Lifograph**

 **Wharton Business School**

About

Dea is the Founder of Lifograph - The Wiki of People - https://www.lifograph.com - a free people search engine with 500K profiles and 1.2M connections, matching people and companies based on their needs, skills and real-life relationsh ... see more

 https://www.Lifograph.
com - The Wiki of...

Articles & activity

6,075 followers

 **My success and failures in 2018**

Dea Wilson
Published on LinkedIn

In the first quarter of every year I post an annual update for my friends and business network. In it I include my stories of success and failure from the past year. Here is the 2018 update. :-) ...see more

21 Likes · 3 Comments

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Does anyone know this guy? He says he is a marketing manager at...

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Experience

Founder and CEO

Lifograph

2013 – Present · 6 yrs
San Jose

https://www.lifograph.com

Lifograph - The Wiki of People - is a repository of relevant information about the life and connections of startups, VCs, angel investors, entrepreneurs and other people in Silicon Valley and tech.

Browse through 500,000 profiles and discover 1.2M connections at https://www.lifograph.com/

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Board Member, Pacific Region

Ferrari Club of America

Jan 2018 – Present · 1 yr 6 mos
Silicon Valley

Angel Investor

Wharton Alumni Angels

Feb 2018 – Present · 1 yr 5 mos
San Francisco Bay Area

Angel Investor

Tech Angels

Sep 2016 – Present · 2 yrs 10 mos

Founder

Silicon Valley Venture Capitalists and Angel Investors

Mar 2016 – Present · 3 yrs 4 mos
San Francisco Bay Area

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Education

Wharton Business School

Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies

2002 – 2004

Harvard University

2002 – 2002

Attended Prof. Larry Lessig's program about Internet matters at Berkman Center for Internet and Society (Harvard University).

University of Washington

Master of Laws (LLM)

1999 – 2000

Skills & Endorsements

Start-ups · 99+

Endorsed by **Tom Kosnik and 23 others** who are highly skilled at this

Entrepreneurship · 94

Endorsed by **Tom Kosnik and 20 others** who are highly skilled at this

Business Development · 73

Endorsed by **Cat Volz and 5 others** who are highly skilled at this

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